Redemption of Redeemable Preferred Shares

On August 19, 2010 Shinhan Financial Group announced that it will redeem its Redeemable Preferred Shares, which has been issued to Korea Deposit Insurance Corporation (“KDIC”) and general institutional investors for acquisition of Chohung Bank, according to the redemption conditions set at the timing of issuance. The details of redemption are as follows:

1. Details of Redemption

1) Redeemed Preferred Shares: Series 5 & 8 Redeemable Preferred Stock

2) Shareholders: Korea Deposit Insurance Corporation and general institutional investors

3)	No. of shares subject to redemption: 9,383,459 shares

(KDIC 9,316,793 shares & general institutional investors 66,666 shares)

4) Redemption Date: August 19, 2010

5)	Redemption Price per share (including accrued dividends):

(Series 5 Redeemable Preferred Stock: KRW 18,546 &
Series 8 Redeemable Preferred Stock: KRW 150,009)

6) Total Redemption Amount : KRW 182,794 million

2. Shinhan Financial Group’s Number of Shares Outstanding

Share Type	Before redemption	After redemption	Change
Common Shares	474,199,587	474,199,587	—

RPS	38,373,459	28,990,000	(9,383,459)

RCPS	14,721,000	14,721,000	—

Total	527,294,046	517,910,587	(9,383,459)

3. Additional Information
The above mentioned redemption has already been reflected in the Statements of Appropriation of Retained Earnings, approved at the general shareholders’ meeting, held on March 24, 2010.